EXHIBIT 12.1

Ryder System, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
Continuing Operations
(Dollars in thousands)
For the Nine Months Ended September 30, 2014

EARNINGS:
Earnings before income taxes	324,770
Fixed charges	142,992
Add: Amortization of capitalized interest	379
Less: Interest capitalized	0
Earnings available for fixed charges (A)	468,141

FIXED CHARGES:
Interest and other financial charges	106,462
Costs associated with sale of receivables	0
Portion of rents representing interest expense	36,530
Total fixed charges (B)	142,992

RATIO OF EARNINGS TO FIXED CHARGES (A) / (B)	3.27